Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No. 001-31251

     This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 982-5075, or to Banknorth Group, Inc., Attention: Investor Relations (207) 761-8517.

     TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the

Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

THE FOLLOWING IS A JOINT PRESS RELEASE ISSUED BY TD FINANCIAL GROUP AND BANKNORTH GROUP, INC. ON AUGUST 26, 2004

2

TD Bank Financial Group to become majority shareholder of Banknorth Group, Inc.
Strategic acquisition provides TD with personal and commercial banking growth opportunity in the US
Banknorth gains partner to expand its community-based banking model

August 26, 2004, TORONTO – TD Bank Financial Group (TDBFG) and Banknorth Group, Inc. (NYSE: BNK) today announced that they have signed a definitive agreement for TDBFG to acquire 51% of the outstanding shares of Banknorth for approximately US$3.8 billion (approximately CDN$5 billion) in cash and TD common shares. This acquisition will provide TD with the majority interest in a growth company that has a proven track record of making strategic acquisitions.

“This strategic acquisition provides us with an expanding beachhead in the Northeastern United States and an outstanding personal and commercial banking complement to our strong U.S. wealth management franchise,” said Ed Clark, TD Bank Financial Group President and Chief Executive Officer. “The addition of Banknorth to our brand provides us with immediately accretive earnings and a majority interest in a company that has an excellent management team focussed on growing their business both organically and through smart and profitable acquisitions.”

“Having TDBFG as our majority shareholder offers us the depth to continue with our strategy of acquiring high potential banks in strategic locations and positions us to move to the next level in terms of size and product capability,” said William J. Ryan, Banknorth’s Chairman, President and Chief Executive Officer. “Both TD and Banknorth are leaders in employing a customer-focussed approach to their markets and bring proven track records of successfully integrating acquisitions. I firmly believe that working with TD will be a positive experience for our shareholders, our customers and our employees.”

Acquisition details
The agreement between TDBFG and Banknorth provides for the merger of Banknorth with a TD subsidiary in which each Banknorth shareholder will receive a package of US$12.24 in cash, 0.2351 of a TD common share and 0.49 shares of the new Banknorth stock, which will continue to be listed on the New York Stock Exchange. TD will be permitted to buy additional Banknorth shares up to a limit of 66 2/3% either in the open market or in specific circumstances directly from Banknorth, such as if Banknorth were looking to raise capital.

The transaction will be taxable for Banknorth shareholders for U.S. federal income tax purposes with respect to the cash and TD shares they receive. The new Banknorth shares will be tax free.

The agreement also permits TD to bid for the remaining publicly held shares in subsequent years, subject to certain limitations in the first two years, approval by a majority of designated independent directors and unaffiliated Banknorth shareholders during the first five years and approval by a majority of designated independent directors or unaffiliated Banknorth shareholders after five years. The deal, which is subject to approval by Banknorth’s shareholders and by U.S. and Canadian regulatory authorities, is expected to close in February, 2005 and be immediately accretive to TD’s earnings, without reliance on synergies.

“We have structured the deal this way to allow the maximum degree of flexibility for both TD and Banknorth. TD gains an important personal and commercial footprint in the U.S. while maintaining our strong capital ratios,” said Clark.

“From our perspective, we are gaining access to capital and additional flexibility to allow us to continue to participate in larger acquisitions,” added Ryan.

Bill Ryan will remain Chairman, President and CEO of Banknorth and will join TD’s Board of Directors upon the conclusion of the deal. He will continue to be based at Banknorth’s headquarters in Portland, Maine. Banknorth’s experienced management team was an integral component of the deal and will remain intact.

To maintain the Banknorth board’s effective working size, but at the same time reflect the interests of the majority shareholder, TD will initially be adding up to five members to the board in addition to the current 14 Banknorth directors, all of whom are expected to remain on the board following the closing. A majority of both the full board and the directors appointed by TD will be required for any motion put before the Board to reflect TDBFG’s majority shareholder position. TD will have the right to elect a majority of board members generally as long as it remains a majority shareholder.

Maintaining community roots
“Banknorth has a long standing reputation of being committed to the communities in which it operates and we intend to continue with that same approach,” said Ryan. “We are pleased that our two organizations have the same focus on meeting the needs of our customers in the local markets we serve. We think that there is a good cultural fit between the two banks,” added Clark.

TD Bank Financial Group and Banknorth will hold an analyst conference call and meeting today, August 26th, 2004 at 8:45 a.m. ET to discuss the details of the transaction. The call will feature a presentation by Ed Clark, President and CEO of TD Bank Financial Group and Bill Ryan, Chairman, President and CEO of Banknorth. A question and answer period for pre-qualified analysts and investors will follow the formal presentation. The call will be webcast live via TD’s website at www.td.com/investor as well as the investor relations section of Banknorth’s website at www.banknorth.com. Pre-qualified analysts and investors may access the call by calling 416-640-1907 or toll free at 1-800-814-4860. Media may also access the call at those numbers, but in listen-only mode. Recordings of the presentation will be archived on TD’s website www.td.com following the webcast and will be available for replay for a period of at least one month. The replay of the webcast will also be accessible from the investor relations section of Banknorth’s website at www.banknorth.com.

Banknorth Key Facts & Figures
A New England-based company recognized by Forbes magazine as the best managed bank in America, Banknorth offers personal and commercial banking, insurance, investment planning and wealth management services. The operations of Banknorth include:

•	389 branches and 548 Automated Teller Machines (ATMs) in 6 states

•	1.3 million households served

•	US $29.3 billion in assets, as of June 30, 2004

•	US $19.3 billion in deposits, as of June 30, 2004

Banknorth is first in combined market share in Maine, New Hampshire and Vermont, and 5th in Massachusetts and 6th in Connecticut.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: personal and commercial banking including TD Canada Trust; wealth management including the global operations of TD Waterhouse; and wholesale banking, including TD Securities, operating in a number of locations in key financial centres around the globe. TD Bank Financial Group also ranks among the world’s leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$312 billion in assets, as of April 30, 2004. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol “TD”.

About Banknorth

At June 30, 2004, Banknorth Group, Inc. headquartered in Portland, Maine and one of the 30 largest publicly-traded commercial banks in the country, had $29.3 billion in assets. Banknorth’s banking subsidiary, Banknorth, N.A., operates banking divisions in Connecticut (Banknorth Connecticut); Maine (Peoples Heritage Bank); Massachusetts (Banknorth Massachusetts); New Hampshire (Bank of New Hampshire); New York (Evergreen Bank); and Vermont (Banknorth Vermont). The Company and Banknorth, N.A. also operate subsidiaries and divisions in insurance, money management, merchant services, mortgage banking, government banking and other financial services and offer investment products in association with PrimeVest Financial Services, Inc. The Company’s website is at www.banknorth.com.

For more information:
Dianne Salt	Jeff Nathanson
TD Bank Financial Group	Banknorth Group, Inc.
416-308-6807	207-761-8517

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expression. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

This communication is being made in respect of the proposed merger transactions involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transactions, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Shareholder Relations 416-944-6367 or 1-866-756-8936 to Banknorth Group, Inc., Attention: Investor Relations 207-761-8517.

TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

THE FOLLOWING ARE MATERIALS USED IN A PRESENTATION HELD ON AUGUST 26, 2004 FOR ANALYSTS REGARDING THE TRANSACTION

Ed Clark President and CEO TD Bank Financial Group Investing in New Avenues of Growth August 26, 2004 Bill Ryan Chairman, President and CEO Banknorth Group, Inc

Forward Looking Statements This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies' plans, objectives, expectations and intentions and other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," "and other similar expression. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group's and Banknorth Group, Inc.'s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such materially differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.'s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group's and Banknorth Group, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov). This communication is being made in respect of the proposed merger transactions involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc.. In connection with the proposed transactions, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations 416-308-9030 or to Banknorth Group, Inc., Attention: Investor Relations 207-761-8517. TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group's directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.'s directors and executive officers is available in Banknorth's proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Banknorth - New Growth Platform Banknorth: best in class management, excellent record of value creation, great operators, motivated for future growth Banknorth: a scale franchise in attractive markets Banknorth: acquisition strategy into attractive Northeast markets continues - TD can both fund and assist Banknorth's move to the next level Structure supports TD's strategy, while deploying some excess capital and retaining strategic and financial flexibility Geographically diversifies TD's earnings and increases retail mix Immediately accretive to earnings and acceptable initial financial return without reliance on synergies Upside potential through follow on accretive acquisitions and operational synergies

Wholesale P&C WM YTD 2004 481 1097 301 Who is TD? 3rd largest bank in Canada with a market capitalization of C$28 billion and C$312 billion in total assets Three main business segments: Personal & Commercial Wholesale Wealth Net income1 = C$2.1B YTD 2004 Personal and Commercial Banking #1 market share in most retail products 10 million customers, including 4.5 million telephone and internet customers Over 1,000 branches across Canada About 2,700 Automated Banking Machines Wealth Management C$121 billion in AUM and C$295 billion in AUA TD Waterhouse - #1 discount brokerage in Canada - TD Waterhouse USA - top 5 discount brokerage in the US, 150 branches Wholesale Banking Leading Canadian full service corporate and investment bank Serving corporate, government and institutional clients globally 1. Before the amortization of intangibles

Doing what we say we'll do TD - On Strategy Reduce risk profile shift mix to higher P/E businesses reduce wholesale credit risk exposure Generating solid earnings Creating options Invest in our fundamental businesses: Personal & Commercial Build a Better Bank and grow under-penetrated businesses Wealth build advice-based channels and organically grow TD Waterhouse USA Wholesale grow Canadian full service investment bank and expand in niche global capital markets Create strategic choice and re-deploy capital with a balance between: High return add on investments return of capital adding long-term strategic strength and optionality

Investing in New Avenues of Growth TD's position in Canada: Leadership position Solid organic growth opportunities Limited availability of add-on acquisitions like Liberty Insurance and Laurentian branches TD's position in the U.S. TD Waterhouse USA has great organic growth opportunities Our ability to pursue opportunities for scale continue Large, comparatively fragmented growth market TD knows retail/commercial banking - it is an area where we can add value Moves TD toward greater retail mix Why a U.S. Retail / Commercial Bank? TD recognizes the U.S. market is different from the Canadian market - strong local management is key

Strong Management and Business Model Strong management team Forbes named Banknorth the Best Managed Bank in America 24 bank acquisitions since 1989 Prudent operating style Attractive franchise with solid market share #1 combined market share in Maine, New Hampshire, and Vermont, #5 in Massachusetts and #6 in Connecticut Significant expansion opportunities in the U.S. Northeast Banknorth is growth vehicle Operating* net income 5 year CAGR - 13.8% Total return to shareholder 5 year CAGR - 13.2% Why Banknorth? Continues TD's history of acquiring companies with strong management and allowing their businesses to flourish * Excluding merger and acquisition costs

Structured for Growth Allows for acquisition of a franchise with critical mass Allows for the transaction to be immediately accretive Allows TD to continue doing larger accretive acquisitions Supports Banknorth's and TD's growth strategies Maintains strong local acquisition currency Supports retention and motivation of best in class management Banknorth, with TD's backing, can step up size of future expansion TD capital ratios remain strong with significant on-going capital generation Why this structure works

Pro forma Banknorth ownership Transaction Summary 51% TD 49% current Banknorth shareholders Each share of Banknorth will be exchanged for: 0.2351 TD shares, plus US$12.24 cash, plus 0.49 TD Banknorth shares Applicable Canadian and U.S. regulatory approval Banknorth shareholder approval Conditions Expected closing February 2005 US$40.00 per share (60% cash / 40% stock) US$3.8 billion (C$5.0 billion) Valuation of 51% stake sold to TD Banknorth CEO appointed Vice Chairman of TD and appointed to TD's Board Banknorth management agreements in place Management TD Banknorth Brand U.S. Rating agencies have confirmed TD's ratings Rating agencies

Board composition Corporate Governance TD initially adds up to five members to Banknorth Board Any Board action requires vote of TD nominees TD has right to appoint a majority of Board TD Ownership level TD can buy up to 66 2/3% TD has right of first refusal to contribute additional capital when Banknorth raises capital subject to 66 2/3% cap TD has rights to maintain ownership level in connection with future Banknorth share issuance Possible acquisition of 100% of shares In subsequent years, TD can bid for remaining publicly held shares, subject to approval by independent directors and unaffiliated Banknorth shareholders in the first five years and to approval by independent directors or unaffiliated Banknorth shareholders after first five years.

Projected EPS accretive without synergies(1) TD Financial Parameters 1% in 2005 to C$0.03 per share 2% in 2006 to C$0.07 per share Tier 1 Ratio, 9.3% at close vs 12.3% at Q3/04 Net Tangible Common Ratio, 6.2% at close vs 8.5% at Q3/04 Projected capital ratios(2) (1) Projection based on I/B/E/S consensus estimates for TD and Banknorth (2) Projected capital ratios at close US$3.8 billion (C$5 billion) 17.2 times 2004 IBES earnings 15.6 times 2005 IBES earnings 2.6 times book value Implied pricing C$500MM available at close for future open market repurchases equal to 25% of TD stock consideration Timing and amount of repurchases subject to regulatory approvals and market conditions If used, 2005 EPS accretion is C$0.08, effect on Tier 1 is (0.4%) Future share repurchase

TD - Illustrative Business Segment Earnings Retail TDCT 381 TDW 80 TDS 133 Retail TDCT 381 TDW 80 TDS 133 TDB 66 TD Net Income1 TD + Banknorth Net Income2 TD segment Q3/04 net income annualized TD segment Q3/04 net income plus Banknorth's Q2/04 net income annualized TD Canada Trust TD Securities TD Waterhouse TD Banknorth (Personal & Commercial) (Wealth) (Wholesale) TD Canada Trust TD Securities TD Waterhouse (Personal & Commercial) (Wealth) (Wholesale) (Personal & Commercial)

Bill Ryan Chairman, President and CEO Banknorth Group, Inc Investing in New Avenues of Growth August 26, 2004

Who is Banknorth? Best Managed Bank in America - Forbes Magazine, 1/2004 7,700+ employees Over US$29 billion in assets 1.3 million households Net income at 12/31/03 of US$350 million Diversified loan and deposit base with emphasis on retail and commercial banking, investments and insurance Community banking model based on local decision-making and superior service

Solid Franchise in New England and New York 389 branches and 548 ATMs located in Massachusetts, Connecticut, Maine, New Hampshire, Vermont and New York # 1 combined market share in Maine, New Hampshire and Vermont; #5 in Massachusetts and # 6 in Connecticut Attractive demographics

Consistently Strong Performance 10 consecutive years of operating EPS growth Strong profitability, improving consistently: 27% cash ROE 50% cash efficiency ratio Consistent, strong core loan and deposit growth Low-risk fee income growth with emphasis on loan and deposit fees, investment and insurance agency revenue Superior asset quality

History of Successful Acquisitions Acquisitions are a core competency Banknorth utilizes a disciplined and conservative acquisition model Acquisitions must be accretive in year 1 No revenue enhancements assumed All acquisitions have met or exceeded financial targets Completed 24 bank acquisitions since 1989 10 acquisitions completed since 2000 in high growth markets of Massachusetts and Connecticut

An opportunity to realize value..... A Winning Proposition US$40.00 per share for 51% of Banknorth shares: 26% premium based on $31.70 (8/24/04 close) 58% dividend accretion for those shares exchanged for TD shares ......while retaining an interest in a new Banknorth with enhanced growth potential Continuity in Banknorth franchise: Continued emphasis on community bank model Executive management and directors remain No customer disruption Combination with TD will leverage the successful Banknorth business model: TD brings tremendous resources and commitment to the Banknorth growth strategy TD offers an array of sophisticated financial service products Ability to grow loans, deposits and fee income will be enhanced Revenue synergies will be realized over a reasonable period of time

Why TD? A Dynamic Partnership Cultural and strategic fit Improved capital flexibility: Banknorth will be a critical growth vehicle for TD The new Banknorth and pro forma TD expect to continue to generate substantial excess capital Continuance of listed security and access to capital will give Banknorth additional flexibility in structuring acquisitions Commitment to growth: There is a great opportunity for continued consolidation in the United States (8,000 U.S. banks and thrifts, 19 Canadian banks) The new Banknorth will be able to contemplate acquisitions of a scale and geographic scope beyond its recent history

Why TD? A Bright Future Potential synergies: Banknorth will be able to offer TD's broad array of products and services to an expanded customer base TD's IT investments may be leveraged by Banknorth Future value potential for Banknorth shareholders Opportunities for growth through future acquisitions Opportunity for subsequent offer to acquire 100% of Banknorth over time Reasonable and appropriate ongoing governance arrangements have been structured

Banknorth - New Growth Platform Banknorth: best in class management, excellent record of value creation, disciplined approach, motivated for the future Banknorth: a scale franchise in attractive markets Banknorth: acquisition strategy into attractive Northeast markets continues - TD can both fund and assist Banknorth's move to the next level Structure supports TD's strategy, while deploying some excess capital and retaining strategic and financial flexibility Geographically diversifies TD's earnings and increases retail mix Immediately accretive to earnings and acceptable initial financial return without reliance on synergies Upside potential through follow on accretive acquisitions and operational synergies

Ed Clark President and CEO TD Bank Financial Group Investing in New Avenues of Growth August 26, 2004 Bill Ryan Chairman, President and CEO Banknorth Group, Inc